UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934


                       For the date of 11 January, 2007

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


For Immediate Release                                         11th January 2007


                        BOARD APPOINTMENTS AT AIB


Allied Irish Banks, p.l.c. ("AIB") (NYSE: AIB) is pleased to announce the following Board appointments, with immediate effect.


Ms. Anne Maher (Non-Executive Director)

Anne Maher was the Chief Executive of The Pensions Board for Ireland until her retirement on 30 November 2006. She is a board member of the Irish Accounting and Auditing Supervisory Authority and was recently appointed as first Chair of the Medical Council's Performance Committee. She is also a member of the UK's Professional Oversight Board, and of the FTSE Policy Group, and a Governor of the Pensions Policy Institute (UK).


Ms. Maher is a fellow of the Irish Institute of Pensions Managers and holds a Bachelor of Civil Law degree from University College Dublin.


Mr. Dan O'Connor (Non-Executive Director)


Dan O'Connor was previously President and Chief Executive Officer, GE Consumer Finance - Europe, based in Dublin, and a Senior Vice-President of GE. He is a Non-Executive Director of CRH.


Mr. O'Connor is a fellow of the Institute of Chartered Accountants in Ireland and holds a Bachelor of Commerce degree and Diploma in Professional Accounting, from University College Dublin.


Mr. Donal Forde (Executive Director)


Mr. Forde is Managing Director of AIB Bank RoI Division, responsible for AIB's Retail Banking operations in the Republic of Ireland. He joined AIB in 1978 and was appointed Head of Treasury Services in 1998, with additional responsibility for AIB's International Payments and Accounts Services, as well as its business in International Trade Finance. In September 1999 he was appointed General Manager of the Strategic Development Unit of AIB Bank, before being appointed to his current position in 2002.


Mr. Forde holds a MSc in Investment & Treasury from Dublin City University and is a fellow, and former President, of the Institute of Bankers in Ireland and past President of the Irish Banking Federation. He is a Non-Executive Director of Hibernian Group PLC.


                                     -Ends-


For further information, please contact:


Alan Kelly                                    Catherine Burke
General Manager, Group Finance                Head of Corporate Relations
AIB Group                                     AIB Group
Bankcentre                                    Bankcentre
Dublin 4                                      Dublin 4
Tel: +353-1-6600311 ext. 12162                Tel: +353-1-6600311 ext. 13894


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  11 January, 2007                             By: ___________________
                                                   John O'Donnell
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.